Exhibit 4.3

Rayonier Advanced Materials Inc.
Inducement Performance Share Unit Award Agreement

This Performance Share Unit Award Agreement (this “Award Agreement”) is entered into by and between Rayonier Advanced Materials Inc., a Delaware corporation (the “Company”), and Scott Sutton (the “Participant”), effective as of January 9, 2026 (the “Effective Date”). This award is not made pursuant to the terms of the Rayonier Advanced Materials Inc. 2023 Incentive Stock Plan, as amended (the “Plan”); nevertheless, certain provisions of the Plan are incorporated herein by reference, as provided below.

W I T N E S S E T H :

WHEREAS, the Compensation and Management Development Committee of the Board of Directors of the Company (the “Committee”), desires to advance the best interests of the Company by recognizing the responsibilities and expected contributions of the Participant;

WHEREAS, the Committee has determined that it is appropriate to grant the Participant a performance-based stock award in the form of Performance Share Units (“PSUs”), subject to the terms and conditions of this Award Agreement, and Schedule A (Inducement Performance Schedule);

WHEREAS, the Compensation and Management Development Committee has approved this Award as an “employment inducement award” pursuant to NYSE Rule 303A.08 (or any successor provision) in connection with the Participant’s commencement of employment as President and Chief Executive Officer of the Company, and therefore not as part of the Plan or any stockholder-approved equity incentive plan of the Company.

WHEREAS, this Award Agreement is intended to evidence the terms and conditions of such inducement award.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties agree as follows:

1.  Definitions

All capitalized terms not expressly defined in this Award Agreement and used herein shall have the same meaning set forth in the Plan, a copy of which has been provided to Participant.

2.   Award of Stock; Vesting

(a)   Stock Awarded. Participant is hereby awarded 750,000 Performance Share Units as of the Effective Date, representing the Participant’s target inducement award, subject in all respects to the terms of this Award Agreement, including Schedule A (Inducement Performance Schedule). Each PSU represents the right to receive one share of the Company’s common stock, par value $0.01 per share (the “Stock”), if earned.

(b)   Vesting. The number of PSUs that become earned shall be determined based on achievement of the performance objectives set forth in Schedule A, measured over the applicable performance period.

Any PSUs earned shall vest on the third anniversary of the Participant’s first day of employment with the Company on January 5, 2026 (the “Vesting Date”), subject to certification by the Committee of the number of PSUs earned, provided that the Participant remains continuously employed by the Company through the Vesting Date, except as otherwise provided herein.

(c)   Termination of Employment. Except (i) as consistent with the provisions of Section 8(h) of the Plan with respect to Participant’s termination of employment due to death, Disability or Retirement, (ii) as may be determined by the Committee in connection with a Change in Control consistent with the provisions of Section 10 of the Plan, or (ii) as otherwise determined by the Committee in its sole discretion consistent with the provisions of Section 6(b) of the Plan, if Participant’s employment with the Company or any Participating Company, as applicable, is terminated for any reason before the Vesting Date, then all of the Performance Share Units subject to this Award Agreement, and all dividend equivalents and accrued earnings thereon, if any, shall immediately be forfeited to the Company, and Participant shall have no further rights to such Performance Share Units, the underlying shares of Stock or any dividend equivalents or accrued earnings thereon from and after the date of such termination. Notwithstanding the foregoing, this Award shall be subject to the terms and conditions of the Company’s Non-Change in Control Executive Severance Plan and the Company’s Amended and Restated Executive Severance Pay Plan, as applicable, in the event of certain terminations of employment.

(d)   Withholding Taxes. On the Vesting Date, or at any other time when withholding is required under the Code or under the applicable provisions of any Applicable Law, including any federal, provincial, state or local law, relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of Participant, the Company shall have the right to require Participant to pay to the Company the amount of taxes that the Company is required to withhold as a condition precedent to the payment of the Award. In the Committee’s discretion, the Company shall have the right to retain, or sell without notice, a sufficient number of shares of Stock underlying the then vesting Performance Share Units held by Participant to cover the amount required to be withheld, or to withhold such amount from any other amounts due to Participant by the Company, subject to Applicable Law. The Committee may, in its discretion, require or permit Participant to elect, subject to such conditions as the Committee shall impose, (i) to have shares of Stock otherwise issuable pursuant to the Award withheld by the Company or (ii) to deliver to the Company previously acquired shares of Stock (through actual tender or attestation), in either case for the greatest number of whole shares having a Fair Market Value on the date immediately preceding the Vesting Date not in excess of the amount to be used for tax withholding, in the Committee’s discretion, subject to Applicable Law. The Company may deduct from all dividend equivalents paid with respect to vested Performance Share Units granted hereunder, and from any earnings deemed accrued thereon as hereinafter provided, the amount of taxes, if any, that the Company is required to withhold with respect to such amounts.

3.  Restrictions; Stockholder Rights; Dividends

(a)   Sale; Exchange, etc. Participant acknowledges and agrees that prior to the Vesting Date the Performance Share Units are subject to a restriction against sale, exchange, hypothecation, assignment, transfer (including by gift), pledge or other encumbrance (each, a “Transfer”), except with the prior written consent of the Committee consistent with the provisions of Section 17(f) of the Plan, which consent shall require of the proposed transferee an undertaking to be bound by the terms of this Award Agreement, including forfeiture upon the termination of the employment of Participant before the Vesting Date. Any Transfer of vested Performance Share Units shall only be undertaken in compliance with Applicable Law, including applicable securities laws and Company policies. Participant acknowledges that Participant will continue to be subject to any applicable provisions consistent with the provisions of Sections 15 and 16 of the Plan, notwithstanding the vesting or Transfer of any such Performance Share Units.

(b)   Stockholder Rights. Participant, as the owner of Performance Share Units granted hereunder, shall not have any rights of a stockholder, including but not limited to, the right to vote or, subject to Section 3(c) below, the right to receive dividends until the issuance of Stock to Participant in respect of such Award.

(c)   Dividend Equivalents.

(i)  Dividends. In the event a cash dividend is declared and paid with respect to the Stock while the Performance Stock Units are outstanding and unvested, then following the Vesting Date, Participant shall be entitled to payment of (a) dividend equivalents with respect to any shares of Stock earned and paid pursuant to this Award Agreement, and (b) accrued interest with respect to any such dividend equivalents, with such payment calculated in accordance with Schedule A. Any dividend equivalents, plus any accrued interest, that are earned pursuant to this Award shall be paid in cash on the Payout Date (as provided in Section 3(c)(ii) below). For purposes of clarity, dividend equivalents shall only be paid to the extent any shares of Stock are earned and paid pursuant to the terms of this Award Agreement, and in the event no shares of Stock are so earned or paid, then Participant will not be entitled to payment of any dividend equivalents or accrued earnings with respect to this Award.

(ii)  Payout Date. The date of payment to Participant (the “Payout Date”) of dividend equivalents and accrued earnings thereon, if any, shall be not later than fifteen (15) days following the Vesting Date.

(iii) Unfunded Obligation. Insofar as this Section 3(c) provides for payments to Participant in cash, this obligation shall be unfunded.

(d)   Post-Vesting Holding Requirement. Notwithstanding anything in this Award Agreement to the contrary, any shares of Stock issued to the Participant upon vesting and settlement of this Award, net of shares withheld to satisfy tax withholding obligations, may not be sold, transferred, pledged, hedged, or otherwise disposed of for a period of one (1) year following the Vesting Date (the “Holding Period”), except as permitted by the Committee or required by law. The Company may impose stop-transfer instructions or other restrictions as it deems appropriate to enforce this Holding Period.

4.  Conformity with Securities Laws

The grant of Performance Share Units hereunder (and any transfers thereof) is subject to compliance with all applicable securities laws. Participant hereby represents to the Company that Participant is acquiring the Performance Share Units, and any underlying shares of Stock to which Participant may become entitled upon vesting of such Performance Share Units, for investment purposes only and not with a view to the distribution thereof. The book entries or certificates, as applicable, representing Stock issued by the Company pursuant to this Award Agreement may reflect or bear a legend describing the restrictions on resale thereof under applicable securities laws, and stop transfer orders with respect to any such shares may be entered in the stock transfer records of the Company.

5.  Miscellaneous

(a)   Assignments and Transfers. The rights and interests of Participant under this Award Agreement may not be assigned, encumbered or transferred, except as provided for in this Award Agreement.

(b)   No Right to Employment. Neither this Award Agreement nor any action taken hereunder shall be construed as giving Participant any right to be retained in the employ of any Participating Company.

(c)   Headings. The headings contained in this Award Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Award Agreement.

(e)   Code Section 409A. Although the Company does not guarantee to Participant any particular tax treatment relating to the Award, it is intended that the Award be exempt from Code Section 409A and the regulations and guidance promulgated thereunder, specifically including the short-term deferral exception set forth in Treasury Regulation Section 1.409A-1(b)(4), and this Award Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A. Notwithstanding anything herein to the contrary, in no event shall the Company be liable for any additional tax, interest or  penalties  that  may  be  imposed  on  Participant by virtue of Code Section 409A or any damages for failing to comply with Code Section 409A.

(f)    Choice of Law; Venue. This Award and Award Agreement will be interpreted and construed in accordance with and governed by the laws of the State of Florida (other than its conflict of law principles). Participant consents to the exclusive venue and jurisdiction of the state and federal courts located in Florida and waives any objection based on lack of jurisdiction or inconvenient forum.

(g)   Clawback. The Award and any shares of Stock delivered pursuant to the Award are subject to forfeiture, recovery by the Company or other similar action pursuant to any applicable clawback or recoupment policy of the Company, as may be in effect from time to time, or as otherwise required by law.

(h)   Amendment; Waiver. This Award Agreement may be amended or modified at any time by an instrument in writing signed by the parties to this Agreement. The failure of the Company to enforce at any time any provision of this Award Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

(i)   Electronic Delivery and Acceptance. The Company may, in its sole discretion, elect to deliver any documents related to this Award Agreement by electronic means. Participant hereby consents to receive such documents by electronic delivery and agrees to the use an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

(j)   No Advice Regarding Award. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding Participant’s acquisition or sale of the underlying shares of Stock. Participant is hereby advised to consult with his or her personal tax, legal and financial advisors regarding this Award Agreement before taking any action related to this Award Agreement.

6.  Plan Provisions

Notwithstanding that the PSUs subject to this Award Agreement have been granted outside the terms of the Plan, certain provisions of the Plan are incorporated herein by reference and shall be applied as determined by the Committee in its sole discretion. In addition to the Plan provisions specifically set forth above in this Award Agreement, such Plan provisions include the following: Section 8 (Performance-Based Awards); Section 9 (Certificates for Awards of Stock); Section 10 (Change in Control); Section 11 (Beneficiary); Section 12 (Administration of the Plan); Section 14 (Adjustments in Event of Change in Common Stock and Change in Control; Section 15 (Clawback Policy); Section 16 (Conditions Subsequent); Section 17 (Miscellaneous) and Section 18 (Provisions Related to Code Section 409(A).

IN WITNESS WHEREOF, the undersigned have caused this Award Agreement to be executed and delivered on the Effective Date first above written.

PARTICIPANT		RAYONIER ADVANCED MATERIALS INC

/s/.Scott M. Sutton		/s/ Lise Gingras
Name:	Scott M. Sutton	Lise Gingras
Employee ID:	Vice President, Human Resources

SCHEDULE A – INDUCEMENT PERFORMANCE SCHEDULE

Performance Period:
The three-year period beginning on the Participant’s first day of employment with the Company on January 5, 2026, and ending on the third anniversary thereof.

Performance Measurement:
Performance shall be measured based on the highest average closing price per share of the Company’s common stock achieved over any period of sixty (60) consecutive trading days during the Performance Period.

Performance Payout Table:
Performance Level	Payout % of Target	PSUs Earned	Stock Price Threshold
Threshold	50%	375,000	$15.00
Target	100%	750,000	$30.00
Maximum	200%	1,500,000	$45.00

•	Linear interpolation shall apply between performance levels.
•	No PSUs shall be earned unless the Threshold level is achieved.
•	PSUs shall vest only on the Vesting Date, regardless of when performance is achieved during the Performance Period.